UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2015

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2014 RESULTS

Highlights

•	Delivery of new-build LNG carriers Golar Frost and Golar Glacier and FSRU Golar Eskimo.

•	Agreed the sale of Golar Eskimo to Golar LNG Partners LP for $390 million.

•	Heads of agreement signed with Perenco and SNH for development of Cameroon floating liquefaction project.

•	Contract to convert a second LNG carrier, the Gimi, into a floating liquefaction vessel made effective.

•	Initiated a 5% share repurchase program and authorised issuance of up to 2.5 million new share options.

•	Operating Loss in the quarter at $8.3 million is higher than 3Q at $5.4 million.

•	Underlying EBITDA* in the quarter increased to $7.8 million compared to 3Q of $5.9 million.

•	Including $26.3 million non-cash losses on swaps 4Q reports a $38.0 million net loss vs. a 3Q $7.8 million net profit.

•	Board maintains dividend at $0.45 per share for the quarter.

* Underlying EBITDA is defined as earnings before interest, depreciation and amortization, impairments and non-recurring items.

Financial Review
Underlying Business Performance

	2014	2014
(in thousands of $)	Oct-Dec	Jul-Sep

Time and voyage charter revenues	32,563	26,009
Vessel and other management fees	2,709	2,825
Vessel operating expenses	(12,812)	(11,206)
Voyage and commission expenses	(11,850)	(6,135)
Administrative expenses	(4,266)	(5,630)
Depreciation and amortization	(14,124)	(11,220)
Impairment of long-term assets	(500)	-
Total Operating Losses	(8,280)	(5,357)

Add back
Non recurring items - Viking settlement	4,000	-
Non recurring items - Keppel reimbursement	(2,500)	-
Depreciation and amortization	14,124	11,220
Impairment of long-term assets	500	-
Underlying EBITDA	7,844	5,863

Overall, utilization of the spot fleet increased 1% over 3Q to 57%. Improved utilisation of the Golar Celsius, Crystal and Penguin contributed an additional $6.8 million of charterhire that helped increase revenues from $26.0 million in 3Q to $32.6 million in 4Q. Vessel and other management fees represent the revenue Golar receives for managing the Golar LNG Partners LP fleet and these remained relatively constant. A $4.0 million charge in respect of a 2012 charterer claim against the Viking and higher fuel consumption costs of $1.2 million incurred by the October delivered Golar Frost accounted for most of the $5.7 million quarter on quarter increase in voyage and commission expenses.

Operating costs increased by $1.6 million over 3Q predominantly reflecting costs incurred by the three October new-build deliveries, alongside a full-quarter’s operating costs incurred against the September deliveries, Golar Penguin and Bear. Administration costs in 4Q of $4.3 million were $1.4 million lower than 3Q, mainly due to a reimbursement of $2.5 million in respect of previously expensed FLNG FEED costs. This was partially offset by a $1.2 million increase in the share option charge as a result of new options issued in October.

Depreciation and amortisation in 4Q amounted to $14.1 million, an increase of $2.9 million over 3Q, mainly due to growth in the size of the fleet after new building deliveries. An impairment charge of $0.5 million was also recorded in the quarter against equipment ordered but not used during the Golar Spirit’s conversion from carrier to FSRU.

Collectively the above resulted in a $2.0 million increase in underlying EBITDA from $5.9 million in 3Q to $7.8 million in 4Q.

Net Income Summary

	2,014	2,014
(in thousands of $)	Oct-Dec	Jul-Sep

Total Operating Loss	(8,280)	(5,357)

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	8,563	184
Other operating loss	(6,387)	-
Dividend income	7,174	7,174
Other	-	313
Net interest expense	(8,696)	(1,748)
Other financial items	(35,015)	(410)
Taxes	349	(415)
Equity in net earnings of affiliates	4,296	8,028

Net (loss) income	(37,996)	7,769

In 4Q the Company generated a net loss of $38.0 million, driven predominantly by significant non-cash financial and other non-recurring charges of items amounting to $32.7 million.

Other operating gains and losses for 4Q include a release of the remaining deferred gain on dropdown of the Golar Igloo. This amounts to $8.4 million and brings the total gain on the Golar Igloo sale to $43.3 million, all of which was recognised in 2014. Remaining damages in respect of the Viking claim (referred to in the 2012 and 2013 Annual Report Form 20-F) amounted to $6.4 million and were recorded against other operating losses.

The contribution to the Company’s net income from operations includes dividend income derived from the Company’s share of common units, its general partner stake and incentive distribution rights (“IDRs”) in Golar Partners, which collectively totalled $7.2 million for 4Q. This is in line with 3Q. The Company also received a cash dividend of $8.7 million in respect of its ownership of the Partnership’s subordinated units and this is accounted for using the equity accounting method. Golar has accounted for its share of the Partnership’s 4Q earnings (based on its ownership interest in the subordinated units only) through the Equity in net earnings of affiliates line item in the income statement. In 4Q this amounted to $4.3 million, a fall of $3.7 million from the 3Q results due primarily to a non-recurring tax credit recognised in the 3Q accounts of Golar Partners. When all classes of ownership are taken into account, the aggregate underlying cash dividend from the Partnership received in 4Q was in line with 3Q at $15.9 million.

Net interest expense increased from $1.7 million in 3Q to $8.7 million in 4Q as the Company drew down on its debt facilities designed to fund the delivery of new buildings. Included in the Other Financial Items loss of $35.0 million is a $12.6 million non-cash mark-to-market valuation loss on interest rate swaps due to decreases in long term interest rates in the period, a $13.7 million total return swap loss on the Company’s shares and $5.1 million of swap interest on undesignated hedges. The remaining $3.6 million is comprised of amortisation of debt related expenses, foreign exchange losses and bank charges.

As a result of all of the above, the Company generated a net loss of $38.0 million in 4Q, driven predominantly by non-cash financial and other non-recurring items.

Investment Review

Hilli Conversion Contract
On November 13, 2014, the Company executed agreements with Black & Veatch International, a subsidiary of Black & Veatch Corporation for a minority interest in Golar Hilli Corporation. This investment together with Keppel’s 10% stake aligns interests of the key contracting parties and is aimed at ensuring successful project execution and demonstrating the sponsors’ confidence in the feasibility, performance and cost competitiveness of the floating LNG project.

As of end-January the overall Hilli FLNG project progress was 30.3% against scheduled progress of 25.5% (4.8% ahead of schedule). Cumulative value of work done, excluding the value of the original vessel, amounted to $305 million at year end, $52 million of that being incurred in 4Q. The Golar Hilli LNG liquefaction project thus remains comfortably within budget and on track for commencement of operations by the targeted April 2017.

Gimi Conversion Contract
On December 31 the Company made effective agreements for the conversion of the 125,000m3 LNG carrier Gimi (a sister ship to the Hilli) to a Golar floating liquefaction facility. As with the Hilli contract, this second suite of conversion agreements is with Keppel Shipyard Limited. Keppel have simultaneously entered into a sub-contract with Black & Veatch who will provide their proven PRICO technology for the liquefaction units.

Coincident with the execution of these agreements, long-lead orders for gas turbines and cold boxes were placed. To retain flexibility in the roll out of the GoFLNG strategy, the Company has also secured certain beneficial cancellation provisions, which if exercised prior to November 2015, will allow termination of the Gimi contracts and the recovery of previous milestone payments, less a set cancellation fee.

New-build Deliveries
During the fourth quarter two further TFDE LNG carriers were delivered. The Samsung built Golar Frost, delivered in October, was financed using the existing $1.125 billion facility with approximately 65% leverage equal to $131 million. The Golar Glacier, also delivered in October, was the first vessel to be financed under the ICBCL sale and leaseback facility. Upon delivery, $118 million was payable to the yard and $183 million net of fees was received from ICBCL. The transaction is accounted as a financing. On December 22 the second of three FSRU newbuilds, the Golar Eskimo was also delivered. Eskimo was financed with a $162.8 million bank loan.

Subsequent to the quarter end, three further TFDE LNG carriers, Golar Snow, Golar Kelvin and Golar Ice, were delivered. All have been financed by the four-ship ICBCL sale and leaseback facility. The last of the thirteen vessel newbuild program, the FSRU Golar Tundra remains on schedule for delivery in the fourth quarter of 2015.

Sale of Golar Eskimo
On December 15 Golar announced that it had entered into an agreement to sell its interests in the companies that own and operate the FSRU Golar Eskimo to Golar Partners for $390 million. The sale was completed on January 20, 2015. Golar Partners has financed the purchase using $7.2 million cash on hand, the proceeds of a $220 million loan from the Company and the assumption of bank debt in respect of the Golar Eskimo which at completion amounted to $162.8 million. The loan from Golar has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%.

Dry-dockings
The Golar Viking entered Keppel dry dock on November 6 and completed approximately 1 month later. During drydock the Viking was also renamed “Salju” and reflagged to Indonesia as a pre-cursor to the sale of the vessel.

Sale of Golar Viking (“Salju”)
Under Indonesian cabotage regulations, LNG cargoes produced and sold within Indonesia must be transported on an Indonesian flagged vessel. To take advantage of the anticipated 2015 increase in domestic allocation for Indonesian produced LNG cargoes, Golar sold the 2005 built LNG carrier Golar Viking (renamed Salju) to Equinox who subsequently took steps to make the Salju Indonesian cabotage compliant. The transaction was concluded on February 16, 2015 at a sale price of $135 million which was close to the vessel’s year-end book value. Shortly before the sale Golar repaid the existing $82 million outstanding debt on the vessel. In addition to the limited equity invested in the transaction by Equinox, Golar have provided a bridging loan facility. Equinox intends to refinance a majority of this loan with third party debt for which they already have bank commitments. Post refinancing, approximately $53 million of the loan from Golar, secured with a second priority security over the vessel, will remain outstanding. This will have a tenor of 10 years and incur interest at LIBOR plus a blended margin of 4% with a further benefit to Golar driven by the ship’s actual operational performance. Other than the repayment of this debt, the Company does not expect this transaction to materially impact first quarter 2015 results.

Commercial Review

LNG Shipping and FSRU Performance
The average 4Q rate for steam LNG Carriers in the short-term market is estimated to have been around $50,000-$55,000 per day and $65,000-$70,000 per day for TFDE vessels. Not all short-term deals were concluded on a full round trip basis, but rather included fuel only on ballast legs. Although chartering activity was consistent with that in 3Q, the 4Q market became acutely sensitive to timing and location. In many cases ships lay idle for significant periods with steam vessels managing only to achieve rates in the $30,000 range with limited re-positioning fees. In other cases, charterers experienced a lack of prompt availability of cold and compatible vessels, where some TFDE vessels rates reached $80-90,000 per day range on round trip voyages.

Sentiment again softened towards the end of the quarter when the forward gas price curved flattened and moved into backwardation and the East West price arbitrage narrowed. In addition, further newbuilds entered the pool of available vessels. Rates and utilisation were in line with our previous estimates but are expected to be under pressure until more LNG production capacity starts up in the second half of 2015.

Against this challenging backdrop, Golar succeeded in securing new charter business for two of its new buildings to replace, earlier than planned, older vessels owned by Nigeria LNG. Employment of the carriers Golar Crystal and Frost commenced in January 2015 and will continue for a duration of approximately 12 months each. Significant reductions in boil-off and a material improvement in fuel efficiency contributed to Nigeria LNG’s decision to replace the older vessels with Golar’s new buildings.

During February 2015 both the Golar Arctic and Grand were redelivered by their respective charterers. Since they were placed on their three-year charters in 2012, a number of larger newbuild TFDE carriers have been delivered. As smaller steam turbine powered vessels, the future rates for the Grand and Arctic are expected to be significantly lower than in recent years. Although the Grand is part of the Golar Partners’ fleet, the Partnership has a put option that requires Golar to pay the Partnership $90,000 per day from redelivery in mid-February through to October 2017. It should be assumed that the Grand will earn substantially less than this in the near term. The Company has a provision to mitigate the negative impact.

Golar’s fleet of 5 operating FSRU’s, all of which reside within the Partnership, continue to operate reliably and in some instances well in excess of nameplate capacity. Availability across the operating FSRU fleet remains at 100%. Golar Eskimo visited Keppel shipyard in Singapore during February to conclude modifications to the vessel in advance of her going into FSRU service in Jordan.

Business Development Review

FSRU activities
As noted above, the FSRU Golar Eskimo was delivered on schedule and has since been sold to Golar Partners ahead of its commencement of service in Aqaba, Jordan later this year. Preparations for the deployment of the vessel are on schedule.

Ghana’s FSRU project continues to advance towards a Final Investment Decision in first half 2015. The project has continued to make good progress resolving remaining technical, commercial, credit and other financial matters, and work continues towards securing government support. The Board remains optimistic and committed to the deployment of the Golar Tundra in Ghana with lead partner Quantum Power. Golar has however also noted an improving FSRU opportunity set and continues to market the Tundra outside of West Africa. Brazil, Egypt, Indonesia, Lebanon and South Africa are once again in the market for new-build FSRUs and this opportunity set will continue to be pursued.

GoFLNG - The Investment Proposition remains intact in a low oil price environment
Golar’s strategic intent to become a fully integrated LNG mid-stream services provider covering floating LNG liquefaction, LNG shipping and floating LNG regasification services remains unaltered notwithstanding the substantial drop in oil and LNG prices. Project economics based on recently achieved LNG sales prices show that development of a suitable stranded gas field with GoFLNG technology is highly profitable to both upstream and midstream participants even at current low gas prices. The Company believes more than ever that its GoFLNG investment proposition is built around a sound technical and commercial offering, derived from structurally lower unit capital costs, shorter lead times and lower risk profiles. GoFLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment, which we believe may well accelerate the pace of change.

Golar’s business model throughout the supply chain is that of a service provider, whose aim is to provide liquefaction (GoFLNG), transportation (LNGC) and regasification (FSRU) on a fixed toll or daily-rate basis to a range of resource holding, hydrocarbon producing and gas consuming customers. Despite the intended tolling basis of the strategy, Golar is influenced by LNG prices since this drives the overall economics of any specific LNG supply chain project. Golar is also affected by the timing of LNG sales arrangements as well as the creditworthiness of the ultimate LNG offtakers. Golar will evaluate each of these parameters on a case by case basis for the purposes of managing the risk exposures of the Company. Clearly Golar’s low unit cost and low execution risk solutions remain a clear source of competitive strength when assessed against the traditional high capex, long lead-time and land based alternatives.

GoFLNG - Business Development Progress
On December 24th 2014 Societe Nationale de Hydrocarbures (SNH), Perenco Cameroon and Golar LNG entered into a Heads of Agreement to develop a floating liquefied natural gas export project to be located 20 km off the coast of Cameroon and utilizing Golar’s FLNG technology GoFLNG.

The HOA dedicated 500 BCF of natural gas reserves from offshore Kribi fields to the FLNG project. It is anticipated that the allocated reserves will be produced at a rate of 1.2 million tonnes of LNG per annum for a period of approximately 8 years. The field has additional reserves available that may present further opportunities for the future.

Also included in the HOA are timelines for execution of definitive commercial documents and securing all necessary licenses and approvals to complete the project. Substantial progress has been made on the definitive commercial documents and the Board and our counterparts expect additional milestones to be reached by the end of 1Q. The Board and the partners have agreed a target of June 2015 for the close-out of all technical and commercial matters pertinent to the fully termed agreements. Work is actively on-going to reach this goal. The target for first LNG production in Cameroon is now set to April 2017 and it is the parties’ intention that Golar will be compensated on a fixed tariff basis for the FLNG unit.

On 28 January the takeover the Douglas Channel project by an Altagas-led consortium was completed. This settlement removes all legacy issues associated with the Haisla-led Cedar LNG project and has allowed Golar and Cedar LNG to move forward to initiate permitting activities on the first phase of the 15mtpa Cedar LNG Project. Phase 1 of the Cedar LNG project will be based on the deployment of two GoFLNG vessels having a capacity of approximately 5.8mtpa.  In parallel, Cedar LNG aims to finalize terms on feed gas transportation capacity to facilitate long-term supply to the project, which is contingent on a Shell LNG project taking FID.  Cedar LNG’s initiative is focussed on achieving FID in the latter part of 2016.

Work has also progressed and will continue on the development of a portfolio of global GoFLNG business opportunities. Tangible progress with the Cameroon project has stimulated other interest in the region for fast-track, lower cost base, lower risk LNG solutions. Near-term effort is focussed on West African opportunities for the deployment of the Golar Gimi from 2018. Attributes of these projects are generally clean, relatively dry gas, located near shore or in areas of relatively benign met-ocean conditions. Some of the projects have potential capacity for more than one GoFLNG unit. The Board has identified several interesting employment opportunities for Gimi, but much work remains to be done before the vessel can be fully committed.

Investors are reminded that each of the Company’s opportunities involve the development and execution of a complex set of commercial and technical agreements between Golar, our counterparties, and the relevant host nation. Therefore, notwithstanding positive progress on many fronts, these projects cannot be considered firm until parties have entered into binding contractual commitments.

Financing and Liquidity Review

Newbuild financing
Since July 2013, Golar has raised approximately $1.9 billion with a mixture of bank financing, ECA backed funding and sale and leaseback transactions to fund its most recent newbuilding program. Of the total $2.74 billion new-building capital expenditure, $2.6 billion has been paid to date and both the $1.125 billion eight vessel facility and the four vessel ICBCL sale and leaseback facility collectively amounting to $1.9 billion have now been fully drawn down. Discussions regarding financing in respect of the November 2015 delivering FSRU Tundra are also at an advanced stage at attractive levels and terms.

FLNG financing
In June 2014, Golar initiated its first GoFLNG project through a registered equity offering of 12,650,000 shares of its common stock generating total net proceeds to the Company of $661 million. As at December 31, $305 million of the Hilli conversion cost (excluding the value of the vessel itself) has been paid by Golar. Keppel’s 10% equity participation in Golar Hilli Corporation will contribute up to $130 million. Acceptable written indications from potential lenders willing to finance around 70% of the project cost upon execution of a commercial contract have also been agreed. Documentation for these loans is currently being negotiated. These proposals make provision for financing the pre-delivery construction phase of the project and will, subject to employment contract, finance the remaining construction cost.

Having made the Gimi conversion contract effective on December 31, the Company announced on January 8 its intention to offer 7,170,000 of its common units, representing limited partner interests in Golar Partners in an underwritten secondary offering. On January 9 the offering priced at $29.90 per unit. Following completion of the offering that generated net proceeds of approximately $207 million, Golar’s interest in the Partnership reduced from 40.4% to 30% and is comprised of the following: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through its ownership of the general partner) and all of the incentive distribution rights.

An initial payment of $50 million in respect of the Gimi contract was made to Keppel at the end of 4Q. In the event that Golar does not issue a notice to proceed by November 2015, the Company has secured certain cancellation provisions which allow termination of the contract and recovery of these milestone payments, less a set cancellation fee.

The current schedule anticipates that the employment contract for Hilli will be signed before June 30th closely followed by drawdown of the agreed financing. This will create the necessary financial basis for advancing the Gimi project.

Liquidity
With its recent financing activities, the Company has built up a strong liquidity position in a very challenging business environment to fund its current operational and FLNG conversion commitments. In addition to the year-end cash balance of $262 million (including $71 million of restricted cash, $25 million of which has since been released), the Company has now received the $207 million net proceeds from the January secondary offering of common units in the Partnership. Furthermore, approximately $180 million in newbuild equity release has materialised from the 1Q 2015 sale and leaseback financing of the Golar Snow, Kelvin and Ice. The Company also has a $240 million receivable from Golar Partners in respect of the Eskimo sale and the scheduled 2Q 2015 repayment of an interest free $20 million revolver. Further ahead, Golar expects to receive equity release in respect of the Tundra and repayment of its contribution in extinguishing the Golar Viking’s debt. Golar also continues to receive ongoing annual dividends from the Partnership exceeding $50 million.

The Board is focussing on maintaining a solid liquidity buffer to minimise any need for funding from equity and convertible markets, neither of which are attractive sources of financing at current prices.

Corporate and other matters

CEO and Board Changes
On January 19 the Company announced the appointment of Gary Smith as the new Golar CEO following Doug Arnell’s decision to step down to return with his family to his native Canada. Gary Smith’s career spans 35 years including 25 years with Shell and Caltex Australia (a Chevron affiliate) in roles including General Manager of LNG shipping for Shell and General Manager Refining, Supply and Distribution for Caltex Australia. Gary was previously CEO of Golar in the period March 2006 to August 2009. Mr. Arnell will continue to work closely with the Company on an advisory basis, devoting his time to ensuring the successful execution of GoFLNG opportunities in Cameroon, Canada and other key locations and will also be appointed to the Board of Golar Partners. Mr. Smith and Mr. Arnell both share the same ambitions for Golar and shareholders can expect sound business continuity through this transition.

In order to deliver on its strategic ambitions and following a change in the composition of the Company’s major shareholders last year, Golar has decided to add capacity and further strengthen the skillset of its Board of Directors. The Company is pleased to announce the appointment of the following Directors:

Daniel Rabun
Mr. Rabun joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco’s Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Fredrik Halvorsen
Mr. Halvorsen is a founder of Ubon Partners, a private investment company focused on technology and growth companies and chairman of Acano one of its core holdings. He was CEO and President of Seadrill Limited from October 2012 until July 2013 and also worked for Frontline Corporate Services Ltd from October 2010 until July 2013. Prior to this, Mr. Halvorsen held various roles including CEO of Tandberg ASA until the Company was sold to Cisco Systems, senior positions at Cisco Systems Inc. as well as McKinsey & Company.

Carl Steen
Mr. Steen has served on Golar Partners’ board of directors since his appointment in August 2012. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Currently, Mr. Steen holds directorship positions in various Norwegian companies including Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Andrew Whalley
Mr. Whalley is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of Counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services.  Mr. Whalley is a Director and Co-Founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalisation of documents.

Simultaneously, Mr. Hans Petter Aas and Mrs. Georgina Sousa have decided to stand down from the Golar Board. The Board would like to take this opportunity to thank Mr. Aas and Mrs. Sousa for their very significant contribution to the growth and performance of Golar LNG Limited. The Board wishes them every success for the future.

Share and Convertible Bond Buybacks
Prevailing negative sentiment towards oil and gas focussed companies has resulted in a material reduction in the Company’s share price. The Company is of the view that its current project opportunities once executed will have significant value. Accordingly, on November 28, the Board authorised a new share repurchase programme. As at December 31, 2014, Golar had entered into forward contracts to repurchase 3.5 million shares at an average price of $40.39 per share. As the share price has traded below the various repurchase prices Golar has been required to make margin payments totalling $46 million by December 31, 2014. No additional forward contracts to repurchase shares have been entered into since year end.

The same negative sentiment has also resulted in the convertible bond occasionally trading below par. This bond has a coupon of 3.75%. The Board holds the view that when the Company has cash in excess of its near term requirements and if the bond is trading below par, it is prudent to repurchase some of these bonds to save the Company on interest payments at a time when deposits earn less than 0.25%. With this in mind, on February 6 the Board authorised the repurchase of up to $50 million in convertible bonds. As and when the need for cash invested in the bonds arises, the bonds can be traded out. To date no bonds have been repurchased.

Shares and options
On October 21 the Board of Golar LNG Limited authorized the issue of up to 2,500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme. Of the 2,500,000 authorized options, 1,777,500 were issued and the remaining 722,500 will be issued at the future discretion of the Board. The newly issued 1.75 million options had a strike price of $58.50 per share which will be adjusted for each time the Company pays dividends. Fifty percent of recipients' allotted options will vest on October 21, 2017 and the remaining fifty percent a year later. The option period is five years. As at December 31, 2014, the total number of shares outstanding in Golar is 93.4 million with an additional 2.1 million outstanding stock options.

Dividend
Coinciding with a chartering market that is expected to be weak for the next 9-12 months, Golar has embarked on a period of rapid growth linked to the new investments in the floating LNG liquefaction business. The Board continues to maintain the position that a regular and stable to growing dividend is a key part of the return to shareholders. With respect to 4Q, the Board has decided to maintain the dividend at $0.45 per share. The Company does not expect further material growth in the dividend ahead of an upturn in the shipping market or until the floating LNG liquefaction units become free cash generative.

The record date for the dividend will be March 12, ex-dividend date is March 10 and the dividend will be paid on or about March 24, 2015.

Outlook

The market for chartering of LNG shipping is expected to be weak for the first half of 2015. The start-up of Queensland Curtis in December 2014, the continued successful ramp up of the new Papua New Guinea project and increasing pressure to retire additional less efficient first generation carriers may provide some support. Golar’s target is to maximize the utilisation of the fleet in this period. In the second half of 2015 significant new LNG production capacity is expected to start up. Together with the limited influence of new tonnage entering the market and the seasonal strengthening, we expect the LNG carrier market for the second half of the year to show clear improvements. The current low oil price is also reducing substantially the bunker costs for idling and positioning spot vessels.

Over 100 mtpa of new liquefaction capacity is scheduled to come online worldwide by 2018 from projects that are under construction and have received Final Investment Decision. When considering available uncommitted vessels, vessels currently on order, expected vessel retirements and anticipated LNG trades from the new projects it is clear that the market will tighten considerably in the period out until 2018 (vessels ordered today will now not deliver before 2018). Golar intends to leverage its advantaged modern fleet to secure a share of this increasing trade. Meanwhile the Company will exercise care in the duration of any new commitments to safeguard the capacity it will have available to fill any future upturn in demand.

The combination of falling energy prices and severe power outages in several major regional centres around the world (Brazil and South Africa to name two) has resulted in a recent increase in interest for FSRU’s. The recently experienced lower absolute price for LNG has made the switch to gas more attractive in many parts of the world and the ability of FSRU’s to provide a relatively fast and proven solution to what is in some locations a crisis situation points to a continuing healthy demand in a market where Golar is a clear leader.

It is predicted by most commentators that the recent fall in oil and LNG prices will have a material impact on the viability of many new LNG projects currently under development in almost all parts of the world. The lower commodity prices are challenging the economics of most projects particularly those projects in high cost countries such as Australia. The last few months have seen a steady stream of announcements of projects being shelved or significantly scaled back. The Board is firmly of the view that this new paradigm for the LNG industry plays to Golar’s strengths with its GoFLNG value proposition. GoFLNG provides an economic route to monetise gas even in this most challenging environment for project developers. Progressively industry participants are recognising the merits of Golar’s low cost and simplified approach to progressing LNG liquefaction projects.

The underlying operating results for 1Q are expected to be weak driven by the weak shipping market. Golar’s results for 1Q however, will be positively influenced by a gain of approximately USD 100 million from the sale of Golar Eskimo to Golar Partners.

The Board are not satisfied with the current results, but note the 4Q 2014 improvement over 4Q 2013 on the shipping side as well as the solid progress which is being made to secure tariff based long-term employment opportunities for our emerging FLNG activities.

The dramatic fall in oil and gas prices is stimulating further interest in solutions which are cheaper, quicker, lower risk and more flexible. Golar has, with its USD 2.6 billion investment program into GoFLNG, positioned itself strongly with respect to the market and its competitors. Golar’s aim is to play a leading role in the development of floating liquefaction and in so doing create material value and long term earnings for its shareholders.

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

February 25, 2015
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Gary Smith - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

Time and voyage charter revenues	32,563	26,009	95,444	15,604	90,558
Vessel and other management fees	2,709	2,825	10,712	2,425	9,270
Total operating revenues	35,272	28,834	106,156	18,029	99,828

Vessel operating expenses	12,812	11,206	49,570	12,077	43,750
Voyage and commission expenses	11,850	6,135	27,340	5,748	14,259
Administrative expenses	4,266	5,630	19,267	5,753	22,952
Depreciation and amortization	14,124	11,220	49,811	10,552	36,871
Impairment of long-term assets	500	—	500	500	500
Total operating expenses	43,552	34,191	146,488	34,630	118,332

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	8,563	184	43,783	127	65,619
Other operating gains and losses (LNG trade)	—	—	1,317	—	—
Other operating loss	(6,387)	—	(6,387)	—	—

Operating (loss) income	(6,104)	(5,173)	(1,619)	(16,474)	47,115

Other non-operating income (expense)
Dividend income	7,174	7,174	27,203	8,044	30,960
Other	—	313	281	67	(3,355)
Total other non-operating income	7,174	7,487	27,484	8,111	27,605

Financial income (expenses)
Interest income	173	322	782	276	3,549
Interest expense	(8,869)	(2,070)	(14,474)	—	—
Other financial items	(35,015)	(410)	(74,161)	5,184	38,219
Net financial (expense) income	(43,711)	(2,158)	(87,853)	5,460	41,768

(Loss) income before taxes and equity in net earnings of affiliates	(42,641)	156	(61,988)	(2,903)	116,488
Taxes	349	(415)	1,114	1,292	3,404
Equity in net earnings of affiliates	4,296	8,028	19,408	5,922	15,821

Net (loss) income	(37,996)	7,769	(41,466)	4,311	135,713

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

Net (loss) income	(37,996)	7,769	(41,466)	4,311	135,713

Other comprehensive income (loss):
(Loss)/ gain associated with pensions (net of tax)	(2,520)	—	(2,520)	5,078	5,078
Net gain on qualifying cash flow hedging instruments (1)	501	4,599	6,851	1,118	5,010
Net (loss) gain on investments in available-for-sale securities	(31,911)	(18,825)	7,597	(30,681)	1,885
Other comprehensive (loss) income	(33,930)	(14,226)	11,928	(24,485)	11,973
Comprehensive (loss) income	(71,926)	(6,457)	(29,538)	(20,174)	147,686

(1) Includes share of net loss of $0.4 million for the quarter ended December 31, 2014 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended September 30, 2014: $0.3 million net gain).

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2014	2013
(in thousands of $)	Dec-31	Dec-31

ASSETS
Current
Cash and cash equivalents	191,410	125,347
Restricted cash	71,051	23,432
Other current assets	27,957	26,606
Amounts due from related parties	12,703	6,311
Short-term debt due from related party	20,000	—
Vessel held-for-sale	132,110	—
Subsidiaries held-for-sale	120,554	—
Total current assets	575,785	181,696
Non-current
Restricted cash	3,536	3,111
Investment in available-for-sale securities	275,307	267,352
Investment in affiliates	335,372	350,918
Cost method investments	204,172	204,172
Newbuildings	344,543	767,525
Asset under development	345,205	—
Vessels and equipment, net	1,653,297	811,715
Other long-term assets	95,243	78,732
Total assets	3,832,460	2,665,221

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	83,831	30,784
Other current liabilities	91,481	59,427
Amounts due to related parties	—	363
Total current liabilities	175,312	90,574
Long-term
Long-term debt	1,296,956	636,244
Long-term debt due to related party	—	50,000
Other long-term liabilities	77,685	84,266
Total Liabilities	1,549,953	861,084

Equity
Stockholders' equity	2,282,507	1,804,137

Total liabilities and stockholders' equity	3,832,460	2,665,221

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2014	2014	2013	2013
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(37,996)	7,769	(41,466)	4,311	135,713
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	14,124	11,220	49,811	10,552	36,871
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(3,488)	(872)	(3,487)
Amortization of deferred charges and debt guarantee	776	590	2,459	611	1,120
Gain on disposal to Golar Partners (including amortization of deferred gain)	(8,563)	(184)	(43,783)	(127)	(65,619)
Equity in net earnings of affiliates	(4,296)	(8,028)	(19,408)	(5,922)	(15,821)
Dividend income from available-for-sale and cost investments recognized in operating income	(7,174)	(7,174)	(27,203)	(8,044)	(30,960)
Dividend received	15,907	15,907	61,967	16,879	64,198
Drydocking expenditure	(5,651)	(93)	(8,947)	(4,013)	(4,248)
Stock-based compensation	1,305	73	1,619	84	500
Gain on disposal of high yield bond in Golar Partners	—	—	—	(841)	(841)
Loss on disposal of available-for-sale securities	—	—	—	754	754
Change in market value of derivatives	26,292	(7,289)	42,016	(12,522)	(55,776)
Other current and long-term assets	(10,167)	(3,065)	(20,343)	(2,054)	(18,970)
Other current and long-term liabilities	27,557	9,716	29,825	10,925	24,065
Net foreign exchange loss (gain)	1,747	406	1,314	27	(277)
Impairment of long-term assets	500	—	500	500	500
Net cash provided by operating activities	13,489	18,976	24,873	10,248	67,722

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2014	2014	2014	2013	2013
(in thousands of $)	Oct-Dec	July-Sep	Jan-Dec	Oct-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	—	(135)	(2,359)	(221)	(802)
Additions to newbuildings	(448,913)	(242,715)	(1,150,669)	(346,790)	(733,353)
Additions on assets under development	(74,781)	(73,786)	(313,645)	—	—
Short-term loan granted to third party	—	—	—	—	(11,960)
Repayment of short-term loan granted to third party	—	—	—	1,985	2,469
Short-term loan granted to Golar Partners	—	—	(20,000)	—	(20,000)
Additions to other long-term assets	(49,873)	—	(49,873)	—	—
Repayment of short-term loan granted to Golar Partners	—	—	—	20,000	20,000
Additions to investments	—	—	—	(3,029)	(5,649)
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	7,271	155,319	2,410	119,927
Additions to available-for-sale securities	—	—	—	—	(12,400)
Proceeds from disposal of investments in available-for-sale securities	—	—	—	99,210	99,210
Proceeds from disposal of high yield bond in Golar Partners	—	—	—	34,483	34,483
Restricted cash and short-term investments	(71,476)	—	(48,043)	(9)	(24,992)
Net cash used in investing activities	(645,043)	(309,365)	(1,429,270)	(191,961)	(533,067)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	(635)	660,947	—	—
Proceeds from short-term debt	—	—	67,559	—	—
Proceeds from long-term debt (including related parties)	586,112	279,872	1,155,187	306,358	306,358
Repayments of short-term and long-term debt (including related parties)	(104,612)	(2,350)	(239,903)	(2,350)	(9,400)
Financing costs paid	(7,863)	(2,956)	(18,672)	(17,074)	(22,612)
Cash dividends paid	(41,502)	(78,223)	(155,996)	(36,264)	(108,976)
Proceeds from exercise of share options	825	2	1,338	341	608
Net cash provided by financing activities	432,960	195,710	1,470,460	251,011	165,978
Net (decrease) increase in cash and cash equivalents	(198,594)	(94,679)	66,063	69,298	(299,367)
Cash and cash equivalents at beginning of period	390,004	484,683	125,347	56,049	424,714
Cash and cash equivalents at end of period	191,410	390,004	191,410	125,347	125,347

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319

Net income	—	—	—	—	135,713	135,713
Dividends	—	—	—	—	(108,976)	(108,976)
Grant of share options	—	500	—	—	—	500
Exercise of share options	76	1,476	—	—	(944)	608
Other comprehensive income	—	—	—	11,973	—	11,973

Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

Net loss	—	—	—	—	(41,466)	(41,466)
Dividends	—	—	—	—	(155,996)	(155,996)
Exercise of share options	185	5,927	—	—	(4,774)	1,338
Grant of share options	—	1,619	—	—	—	1,619
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947
Other comprehensive income	—	—	—	11,928	—	11,928

Balance at December 31, 2014	93,415	1,311,861	200,000	5,171	672,060	2,282,507

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 25, 2015	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer